

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

Via E-mail
Ray Ruiping Zhang
Chairman and Chief Executive Officer
eHi Car Services Limited
Unit 12/F, Building No. 5, Guosheng Center
388 Daduhe Road, Shanghai, 200062
People's Republic of China

> **Re:** **eHi Car Services Limited**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 10, 2014**
> **CIK No. 0001517492**

Dear Mr. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Our competitive strengths, page 3

1. We note your response to our prior comment 2 and reissue. We note your disclosure that your management team is "supported by a diversified shareholder base." Please delete or, alternatively, provide us with objective substantiation for this statement and clarify what you mean by that statement.

Notes to the Interim Unaudited Financial Statements

6. Property and Equipment, Net, page F-62

2. We note that construction in progress has increased from RMB30,828,231 at December 31, 2012 to RMB68,399,823 at December 31, 2014 and most recently to RMB151,935,839 at June 30, 2014. We also note from your footnote of the total construction in progress balance at June 30, 2014, RMB147,229,047 is related to vehicles that are not yet placed in service as of the balance sheet date. Given the significant increase period over period of construction in progress, of which the balance is primarily comprised by newly acquired vehicles, please explain to us the reason(s) for why the newly acquired vehicles have not been placed in service and remain in construction in progress, including what is required for the assets to be readied for use. As part of your response, please tell us the timeframe from which a vehicle is acquired by you to when it is placed into service.

Exhibit 5.1

3. Refer to Section 3.3. We note the statement "[a]ll the preferred shares in the Company will automatically convert into Class A Common Shares immediately prior to the closing of the Offering in accordance with the Pro-IPO M&A." We note that the term "Pro-IPO M&A" is not defined. Please have counsel define or revise as applicable. We also note that this disclosure does not match with the disclosure in the prospectus which states that all preferred shares held by your existing shareholders and outstanding as of the date of the prospectus will be automatically re-designated and/or converted into Class B Common Shares on a one-for-one basis. Please have counsel reconcile his opinion with the prospectus disclosure or advise. But it appears the revised opinion should continue to address that it is Class A Common Shares that are going to be offered by the selling shareholders.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Portia Ku
        O'Melveny & Myers LLP